Secretary’s Certificate

I, Jennifer B. Clark, Secretary of RMR Asia Pacific Real Estate Fund (“RAP”), hereby certify that the following resolutions were adopted by the Board of Trustees of RAP (all voting) and separately by a majority of the Trustees who are not “interested persons” of RAP, as such term is defined in the Investment Company Act of 1940, as amended, (the “1940 Act”), at an organizational meeting duly called and held on April 20, 2006, at which a quorum was present and acting throughout:

RESOLVED, that a fidelity bond written by Hartford Casualty Insurance Company (“Hartford”) having an aggregate coverage of $350,000 be, and it hereby is, approved, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by this Board, including, among other things, the value of the aggregate assets of Trust to which any covered person may have access, the arrangements for custody and safekeeping of such assets, and the nature of the securities in its portfolio; and further

RESOLVED, that the Secretary of the Trust be, and hereby is, authorized to file or cause to be filed a copy of the fidelity bond and the appropriate notices with the SEC in accordance with paragraph (g) of Rule 17g-1 under the 1940 Act; and further

RESOLVED, that the Board hereby determines that the annual premium of $1,250 for the fidelity bond, issued by Hartford, is fair and reasonable and the annual premium for the fidelity bond be, and hereby is, ratified and approved.

IN WITNESS WHEREOF, I have hereunto set my hand this 3rd day of October 2006.

/s/ Jennifer B. Clark
Jennifer B. Clark
Secretary